Filed by: LVB Acquisition, Inc. Pursuant to Rule 425 under the Securities Act of 1993 Subject Company: LVB Acquisition, Inc. Subject Company’s Commission File No.: 000-54505

Team member announcement

April 24, 2014

Jeff Binder

Today we made a very important announcement. Biomet and Zimmer have agreed to combine our businesses into one company in a transaction where Zimmer has acquired Biomet at a value of approximately $13.35 billion. Because of the necessary regulatory approval processes and other customary conditions, we anticipate that the transaction will close in the first quarter of calendar 2015. Regardless of the date of closing, Biomet will remain an independent company until that time. The combined company will conduct business under a consolidated name, as yet to be determined, that will leverage the strengths of both brands.

This will be a surprising announcement for many of you as it is not the path that we anticipated. We have said for seven years that we expected our exit from our private company journey to be an Initial Public Offering (IPO), and we have been preparing diligently for the IPO for the last several months.

However, we have seen great change in the healthcare environment since 2007, and many observers have predicted the need for companies in our industry to take further steps to position themselves to better serve customers and patients. While we have performed extraordinarily well for 36 years as an independent company, the combination with Zimmer will prepare us to compete as a stronger entity in the medical device market of the future. Our combined scale will extend the reach and influence with which we pursue our common passion: delivering products and services that benefit our customers and the patients we ultimately serve.

Biomet and Zimmer have a 36 year history of mutual respect. While our legacy cultures and styles are notably distinct, there are common elements that I hope will provide the basis for a new shared culture:

•	Our companies are deeply rooted in the communities where we operate.

•	We believe that we can only be successful in business if we are successful in helping healthcare providers improve the lives of patients.

•	We are committed to quality products and outstanding clinical results.

•	We insist on doing business the right way, with a commitment to legal and ethical behavior in the markets where we do business.

•	And as companies focused almost exclusively in the musculoskeletal space, we are passionate about Orthopaedics and the related medical technology markets that we serve.

In addition, the companies are blessed with talented team members and independent sales people who are dedicated to their companies and to their customers. With today’s announcement we are now additionally committed to blending and maximizing the best of our combined talents, capabilities, technologies and cultures to bring to life a great new company.

We believe that the combination provides the opportunity to build:

•	A stronger R&D organization that can invest a greater proportion of its resources to fully fund and accelerate the most exciting potential innovations that address unmet clinical needs;

•	A broader product portfolio that allows our commercial organizations to offer an enhanced range of solutions;

•	New business models that create enduring partnerships with both providers and payors; and

•	A greater ability to compete in some of our smaller and faster-growing businesses and markets around the world

It is important to reiterate that until this transaction closes our Companies will remain independent competitors. However, in the coming weeks we will also be forming teams to plan for the ultimate integration of our businesses.

Given a change of this magnitude, it is natural that we will all experience a range of emotions about the combination – whether happiness or sadness, anticipation or fear. As business leaders, we cannot tell you how to feel. This period of transition will create uncertainty but it will also create opportunities. Throughout the integration process, we are committed to communicating with you openly and frequently about our progress and, as always, we remain committed to ensuring that our team members and sales representatives are treated with the utmost respect.

We ask that you approach these next months in the same way that you have always approached the business in the past. We will bring to this combination the best of ourselves and the best of Biomet – our teamwork, our responsiveness, our can-do spirit and our unwavering commitment to One Surgeon and One Patient. In this endeavor, we will be true to our past and we will work together with our future colleagues from Zimmer to plan with optimism our years ahead.

Additional Information about this Transaction

In connection with the proposed transaction, Zimmer will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a consent solicitation statement of Biomet’s parent company, LVB Acquisition, Inc. that also constitutes a prospectus of Zimmer. We urge investors and security holders to read the consent solicitation statement/prospectus when it becomes available because it will contain important information regarding the proposed merger. You may obtain a free copy of the consent solicitation statement/prospectus (when available) and other related documents filed by Zimmer and Biomet’s parent company, LVB Acquisition, Inc., with the SEC at the SEC’s website at www.sec.gov. These documents and other relevant materials, including any documents incorporated by reference therein, when and if filed, may also be obtained free of charge from Zimmer at http://investor.zimmer.com or from Biomet at http://www.biomet.com/corporate/investors/, as applicable. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are often indicated by the use of words such as “will,” “intend,” “anticipate,” “estimate,” “expect,” “plan” and similar expressions. Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward looking statements due to, among others, the following factors: the ability of the parties to complete the proposed merger; the parties ability to obtain regulatory approvals of the proposed merger on the contemplated terms and schedule; the impact of the announcement of, or failure to complete, the proposed merger on relationships with distributors, employees, customers and suppliers; potential or actual litigation; the success of LVB Acquisition, Inc.’s, the parent of Biomet, Inc., and its subsidiaries’ (together, the “Company”) principal product lines ; the results of the ongoing investigation by the United States Department of Justice; the ability to successfully implement new technologies; the Company’s ability to sustain sales and earnings growth; the Company’s success in achieving timely approval or clearance of its products with domestic and foreign regulatory entities; the impact to the business as a result of compliance with federal, state and foreign governmental regulations and with the Deferred Prosecution Agreement; the impact to the business as a result of the economic downturn in both foreign and domestic markets; the impact of federal health care reform; the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the ability of the Company to successfully implement its desired organizational changes and cost-saving initiatives; the ability of the Company to successfully integrate acquisitions; the impact to the business as a result of the Company’s significant international operations, including, among others, with respect to foreign currency fluctuations and the success of the Company’s transition of certain manufacturing operations to China; the impact of the Company’s managerial changes; the ability of the Company’s customers to receive adequate levels of reimbursement from third-party payors; the Company’s ability to maintain its existing intellectual property rights and obtain future intellectual property rights; the impact to the business as a result of cost containment efforts of group purchasing organizations; the Company’s ability to retain existing independent sales agents for its products; the impact of product liability litigation losses; and other factors set forth in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q.

Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance as to the accuracy of forward-looking statements contained in this press release. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements which speak only as of the date on which they were made.